4900 East Hunter Avenue

Anaheim, California 92807

August 8, 2018

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction Ms. Kate McHale, Staff Attorney

Re:	Select Interior Concepts, Inc. Registration Statement on Form S-1 File No. 333-226101 Request for Acceleration of Effectiveness

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Select Interior Concepts, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it may become effective at 10:00 a.m., Eastern time, on August 13, 2018, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the shares of Class A Common Stock, par value $0.01 per share, of the Company covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mr. William Wong of Greenberg Traurig, LLP at (310) 586-7858. In addition, it would be greatly appreciated if you could please call Mr. Wong to notify him when the Registration Statement has been declared effective.

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Sincerely,
Select Interior Concepts, Inc.

By:	/s/ Tyrone Johnson
Tyrone Johnson
Chief Executive Officer

cc:	Mark J. Kelson, Esq., Greenberg Traurig, LLP William Wong, Esq., Greenberg Traurig, LLP